UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CNX Gas Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

12618H200 (CUSIP Number)

February 13, 2007

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b) (Qualified Investor)

☐ Rule 13d-1(c) (Passive Investor)

☒ Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12618H200	SCHEDULE 13G	Page 1 of 6 pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Consolidation Coal Company IRS Id. No.: 13-2566594
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

122,896,667
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

122,896,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,896,667
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

81.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

CUSIP No. 12618H200	SCHEDULE 13G/A	Page 2 of 6 pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CONSOL Energy Inc. IRS Id. No.: 51-0337383
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

122,896,667
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

122,896,667

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,896,667
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

Not applicable.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

81.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

Page 3 of 6 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1	(a).	Name of issuer:

CNX Gas Corporation

Item 1	(b).	Address of issuer’s principal executive offices:

4000 Brownsville Road South Park, PA 15129

Item 2	(a).	Name of person filing:

Consolidation Coal Company (“CCC”) CONSOL Energy Inc. (“CONSOL”)

Item 2	(b).	Address of principal business office:

The principal business office of both CCC and CONSOL is:

1800 Washington Road Pittsburgh, PA 15241

Item 2	(c).	Citizenship:

Consol and CCC are both Delaware corporations.

Item 2	(d).	Title of class of securities:

Common Stock, par value $.01 per share of the issuer (“Common Stock”)

Item 2	(e).	CUSIP No.:

12618H200

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act.

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

If this statement is filed pursuant to Rule 13d-1(b), check this box. ☐

Page 4 of 6 pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned:

CCC directly holds 122,896,667 shares of the Common Stock. CONSOL is the direct parent of CCC. By virtue of the relationship between CCC and CONSOL, CONSOL may be deemed to have shared power to vote or dispose of, or direct the votes and disposition of, the shares of the Issuer.

Item 4	(b).	Percent of class:

Consolidation Coal Company: 81.5% CONSOL Energy Inc.: 81.5%

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

Consolidation Coal Company: 0 CONSOL Energy Inc.: 0

		(ii)	shared power to vote or to direct the vote:

Consolidation Coal Company: 122,896,667 CONSOL Energy Inc.: 122,896,667

		(iii)	sole power to dispose or to direct the disposition of:

Consolidation Coal Company: 0 CONSOL Energy Inc.: 0

		(iv)	shared power to dispose or to direct the disposition of:

Consolidation Coal Company: 122,896,667 CONSOL Energy Inc.: 122,896,667

Item 5.	Ownership of 5 percent or less of a class:

Not Applicable.

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not Applicable.

Item 7.	Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

See Item 4.

Item 8.	Identification and classification of members of the group:

See Item 4.

Item 9.	Notice of dissolution of the group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

CONSOLIDATION COAL COMPANY

By:	/s/ J. Brett Harvey
J. Brett Harvey
President

CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey
President and Chief Executive Officer

Page 6 of 6 pages

EXHIBIT 99.1

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agrees to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of CNX Gas Corporation and further agrees to the filing of this agreement as an Exhibit thereto (including any amendments). In addition, each party to this joint filing statement expressly authorizes each other party to this Joint filing statement to file on its behalf any and all amendments to such Statement on Schedule 13G.

This joint filing statement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of February 13, 2007.

CONSOLIDATION COAL COMPANY

By:	/s/ J. Brett Harvey
J. Brett Harvey
President

CONSOL ENERGY INC.

By:	/s/ J. Brett Harvey
J. Brett Harvey
President and Chief Executive Officer